Consolidated Financial Statements

For the 3 and 6 month periods ended
June 30, 2016

NXT ENERGY SOLUTIONS INC.
Consolidated Balance Sheets
(Unaudited - expressed in Canadian dollars)

		June 30th	December 31,
		2016	2015

Assets

Current assets
Cash and cash equivalents		$ 1,873,304	$ 7,085,803
Short-term investments		3,114,890	2,055,478
Restricted cash		75,000	75,000
Accounts receivable		151,066	810,400
Work-in-progress		-	404,840
Prepaid expenses and deposits		287,801	260,397

		5,502,061	10,691,918
Long term assets
Property and equipment		3,563,974	3,678,985
Intellectual property		23,866,818	24,709,000

		$ 32,932,853	$ 39,079,903

Liabilities and Shareholders' Equity

Current liabilities
Accounts payable and accrued liabilities		$ 799,034	$ 1,163,783
Income taxes payable		364,263	1,253,126
Deferred revenue (note 9)		-	706,722
Current portion of capital lease obligation		35,429	34,159

		1,198,726	3,157,790
Long-term liabilities
Capital lease obligation		143,375	161,466
Asset retirement obligation		52,240	51,240
Deferred charges		86,297	87,756
		281,912	300,462

		1,480,638	3,458,252
Commitments and contingencies (note 8)

Shareholders' equity
Common shares (note 3): - authorized unlimited
Issued: 53,458,009 (2015 - 53,306,109) common shares		85,299,348	85,051,553
Contributed capital		7,421,738	7,239,089
Deficit		(61,979,806)	(57,379,926)
Accumulated other comprehensive income		710,935	710,935

		31,452,215	35,621,651

		$ 32,932,853	$ 39,079,903

Signed "George Liszicasz"	Signed "Mickey Abougoush"
Director	Director

The accompanying notes are an integral part of these consolidated financial statements.

NXT ENERGY SOLUTIONS INC.
Consolidated Statements of Loss and Comprehensive Loss
(Unaudited - expressed in Canadian dollars)

	For the three months		For the six months
	ended June 30		ended June 30
	2016	2015	2016	2015

Revenue

Survey revenue (note 9)	$ -	$ -	$ 1,454,988	$ -

Expenses

Survey costs, net	157,365	228	946,744	25,668
General and administrative	1,833,326	951,870	3,088,935	2,076,432
Stock based compensation expense	135,000	228,000	285,000	422,000
Amortization expense	520,493	18,830	1,034,751	34,355

	2,646,184	1,198,928	5,355,430	2,558,455

Other expenses (income)
Interest income, net	(3,510)	(5,070)	(10,881)	(15,431)
Foreign exchange (gain) loss	13,601	16,368	292,994	7,302
Intellectual Property and other expenses	19,065	298,702	172,730	476,774

	29,156	310,000	454,843	468,645

Loss before income taxes	(2,675,340)	(1,508,928)	(4,355,285)	(3,027,100)

Income tax expense	(31,402)	78,063	244,595	78,063

Net loss and comprehensive loss	$ (2,643,938)	$(1,586,991)	$ (4,599,880)	$ (3,105,163)

Loss per share (note 4)
Basic	$ (0.05)	$ (0.04)	$ (0.09)	$ (0.07)
Diluted	$ (0.05)	$ (0.04)	$ (0.09)	$ (0.07)

The accompanying notes are an integral part of these consolidated financial statements.

NXT ENERGY SOLUTIONS INC.
Consolidated Statements of Cash Flows
(Unaudited - expressed in Canadian dollars)

	For the three months		For the six months
	ended June 30		ended June 30
	2016	2015	2016	2015

Cash provided by (used in):

Operating activities

Comprehensive loss for the period	$ (2,643,938)	$(1,586,991)	$ (4,599,880)	$ (3,105,163)
Items not affecting cash:
Stock based compensation expense	135,000	228,000	285,000	422,000
Amortization expense	520,493	18,830	1,034,751	34,355
Other	(229)	500	(459)	500

	655,264	247,330	1,319,292	456,855
	(1,988,674)	(1,339,661)	(3,280,588)	(2,648,308)
Change in non-cash working capital balances (note 7)	(585,609)	1,260,604	(863,377)	1,113,622

Net cash from (used in) operating activities	(2,574,283)	(79,057)	(4,143,965)	(1,534,686)

Financing activities

Proceeds from exercise of stock options	145,444	90,500	145,444	95,566
Repayment of capital lease obligation	(8,468)	-	(16,821)	-

Net cash from (used in) financing activities	136,976	90,500	128,623	95,566

Investing activities

Purchase of property and equipment	(34,148)	(371,118)	(77,558)	(425,413)
Decrease (increase) in short-term investments	(1,055,323)	1,289,229	(1,059,412)	2,912,370
Decrease (increase) in restricted cash	-	(99,000)	-	(99,000)
Change in non-cash working capital balances (note 7)	-	292,691	(60,187)	292,691

Net cash from (used in) investing activities	(1,089,471)	1,111,802	(1,197,157)	2,680,648

Net increase (decrease) in cash and cash equivalents	(3,526,778)	1,123,245	(5,212,499)	1,241,528
Cash and cash equivalents, beginning of the period	5,400,082	168,918	7,085,803	50,635

Cash and cash equivalents, end of the period	$ 1,873,304	$ 1,292,163	$ 1,873,304	$ 1,292,163

Supplemental information

Cash interest (received)	(35,531)	(5,070)	-	(21,008)
Cash taxes paid	$ 387,516	$ -	$ 1,133,458	$ -

The accompanying notes are an integral part of these consolidated financial statements.

NXT ENERGY SOLUTIONS INC.
Consolidated Statements of Shareholders' Equity
(Unaudited - expressed in Canadian dollars)

	For the six months
	ended June 30
	2016	2015

Common Shares

Balance at beginning of the period	$ 85,051,553	$ 65,792,307
Issued upon exercise of stock options	145,444	95,566
Transfer from contributed capital upon exercise of stock options	102,351	65,148

Balance at end of the period	85,299,348	65,953,021

Preferred Shares

Balance at beginning and end of the period	-	232,600

Contributed Capital

Balance at beginning of the period	7,239,089	6,400,789
Recognition of stock based compensation expense	285,000	422,000
Contributed capital transferred to common shares
upon exercise of stock options	(102,351)	(65,148)

Balance at end of the period	7,421,738	6,757,641

Deficit

Balance at beginning of the period	(57,379,926)	(67,920,154)
Net loss and comprehensive loss for the period	(4,599,880)	(3,105,163)

Balance at end of the period	(61,979,806)	(71,025,317)

Accumulated Other Comprehensive Income

Balance at beginning and end of the period	710,935	710,935

Total Shareholders' Equity at end of the period	$ 31,452,215	$ 2,628,880

The accompanying notes are an integral part of these consolidated financial statements.

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NXT ENERGY SOLUTIONS INC.

Notes to the Consolidated Financial Statements

As at and for the three and six month periods ended June 30, 2016

(Unaudited - expressed in Canadian dollars unless otherwise stated)

1. The Company

NXT Energy Solutions Inc. (the "Company" or "NXT") is a publicly traded company based in Calgary, Canada.

NXT's proprietary Stress Field Detection ("SFD®") technology is an airborne survey system that is used in the oil and natural gas exploration industry to identify areas with hydrocarbon reservoir potential.

Prior to 2015, NXT’s financial statements reflected disclosure related to the use of “going concern” basis of presentation. Significant progress was made in 2015 in expanding the business, which resulted in a significant expansion of the Company’s liquidity and working capital.

Management determined that in preparing these financial statements as at June 30th, 2016, there is no material uncertainty that may cast a significant doubt on the Company’s ability to continue as a going concern for the next 12 months and beyond. However, NXT’s financial results are currently dependent on a limited number of client projects, and its longer term ability to continue as a going concern remains dependent upon the ability to continue to attract new client projects and expand its revenue base. The timing of new client projects remains uncertain.

2. Significant Accounting Policies

Basis of presentation

These interim unaudited consolidated financial statements have been prepared by management in accordance with generally accepted accounting principles of the United States of America ("US GAAP") and by applying the same accounting policies and methods as used in preparing the consolidated financial statements for the fiscal year ended December 31, 2015.

Future Accounting Policy Changes

Revenue recognition:

In May 2014, the US Financial Accounting Standards Board (“FASB”) issued new guidance on accounting for “Revenue from Contracts with Customers”, which supersedes the current revenue recognition requirements and most industry-specific guidance. This new guidance will require that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods or services.

This new guidance will be effective from January 1, 2018, and early application is not permitted. There will be two methods in which the amendment can be applied: (1) retrospectively to each prior reporting period (which will include NXT’s fiscal years 2015 and 2016) presented, or (2) retrospectively with the cumulative effect recognized at the date of initial application. NXT is evaluating the impact of the adoption of this new guidance and has not yet determined the effect on its consolidated financial statements.

Leases:

In February 2016, the FASB issued new guidance on leases. The new guidance requires lessees to recognize most leases, including operating leases, on the balance sheet as lease assets and lease liabilities. In addition, lessees may be required to reassess assumptions associated with existing leases as well as to provide expanded qualitative and quantitative disclosures. The new guidance is effective January 1, 2019. NXT is evaluating the impact of the adoption of this new guidance and has not yet determined the effect on its consolidated financial statements.

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NXT ENERGY SOLUTIONS INC.

Notes to the Consolidated Financial Statements

As at and for the three and six month periods ended June 30, 2016

(Unaudited - expressed in Canadian dollars unless otherwise stated)

3. Common shares

The Company is authorized to issue an unlimited number of common shares, of which the following are issued and outstanding:

	For the six month periods ended
	June 30, 2016		June 30, 2015
	# of shares	$ amount	# of shares	$ amount
As at the beginning of the period	53,306,109	$85,051,553	44,958,843	$ 65,792,307
Shares issued during the period:
Exercise of stock options	167,222	145,444	106,666	95,566
Return to Treasury of exercised stock options	(15,322)	-	-	-
Transfer from contributed capital upon
Exercise of stock options	-	102,351	-	65,148
As at the end of the period	53,458,009	85,299,348	45,065,509	65,953,021

4. Earnings (loss) per share

	for the three months		for the six months
	ended June 30		ended June 30
	2016	2015	2016	2015
Comprehensive loss for the period	$(2,643,938)	$(1,586,991)	$(4,599,880)	$(3,105,163)

Weighted average number of shares outstanding for the period:
Basic	53,371,138	44,969,905	53,338,624	44,965,325
Additional shares related to assumed exercise of
Stock options under the treasury stock method
(see (i))	-	-	-	-

Diluted	53,371,138	44,969,905	53,338,624	44,965,325

Earnings (loss) per share – Basic	$ (0.05)	$ (0.04)	$ (0.09)	$ (0.07)
Earnings (loss) per share – Diluted	$ (0.05)	$ (0.04)	$ (0.09)	$ (0.07)

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NXT ENERGY SOLUTIONS INC.

Notes to the Consolidated Financial Statements

As at and for the three and six month periods ended June 30, 2016

(Unaudited - expressed in Canadian dollars unless otherwise stated)

(i)	In periods in which a loss results, all outstanding stock options and the Preferred Shares are excluded from the fully diluted loss per share calculations as their effect is anti-dilutive.

5. Stock options

The following is a summary of stock options which are outstanding as at June 30, 2016:

			Average remaining
Exercise price	# of options	# of options	contractual
per share	outstanding	exercisable	life (in years)
$ 0.75	345,000	345,000	1.0
$ 0.76	254,001	254,001	1.6
$ 0.86	537,500	525,000	1.1
$ 1.16	241,000	241,000	0.1
$ 1.20	300,000	300,000	1.1
$ 1.35	561,900	245,632	3.5
$ 1.39	37,500	37,500	3.0
$ 1.49	150,000	-	4.9
$ 1.55	40,000	26,667	2.7
$ 1.57	35,000	15,000	3.6
$ 1.61	25,000	16,667	2.6
$ 1.67	150,000	50,000	3.4
$ 1.73	92,600	42,600	4.4
$ 1.82	215,000	-	4.3
$ 1.83	45,000	45,000	2.5
$ 2.10	300,000	-	4.2
$ 1.28	3,329,501	2,144,067	2.4

A continuity of the number of stock options which are outstanding at the end of the current period and as at the prior fiscal year ended December 31, 2015 is as follows:

	For the six months		For the year ended
	ended June 30, 2016		December 31, 2015
		weighted		weighted
	# of stock	average	# of stock	average
	options	exercise price	options	exercise price
Options outstanding, start of the period	3,462,835	$ 1.26	2,541,435	$ 1.02
Granted	150,000	$ 1.49	1,268,666	$ 1.66
Exercised	(167,222)	$ 0.98	(347,266)	$ 0.97
Forfeited	(116,112)	$ 1.50	-	-
Expired	-	-	-	-
Options outstanding, end of the period	3,329,501	$ 1.28	3,462,835	$ 1.26
Options exercisable, end of the period	2,144,068	$ 1.05	2,004,268	$ 1.01

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NXT ENERGY SOLUTIONS INC.

Notes to the Consolidated Financial Statements

As at and for the three and six month periods ended June 30, 2016

(Unaudited - expressed in Canadian dollars unless otherwise stated)

Stock options granted generally expire, if unexercised, five years from the date granted and entitlement to exercise them generally vests at a rate of one-third at the end of each of the first three years following the date of grant.

Stock based compensation expense (“SBCE”) is calculated based on the fair value attributed to grants of stock options using the Black-Scholes valuation model and utilizing the following weighted average assumptions:

Six months ended June 30	2016	2015
Expected dividends paid per common share	Nil	Nil
Expected life in years	5.0	5.0
Expected volatility in the price of common shares	90%	111%
Risk free interest rate	0.8%	1.1%
Weighted average fair market value per share at grant date	$ 1.03	$ 1.15
Intrinsic (or "in-the-money") value per share of options exercised	$ 0.50	$ 1.72

The unamortized portion of SBCE related to the non-vested portion of stock options, all of which will be recognized in future expense over the related remaining (2016 to 2018) vesting periods, is as follows:

	June 30,	December 31,
As at the period ended	2016	2015
Unamortized SBCE related to:
Stock options	$ 977,325	$ 671,000

	977,325	671,000

6. Financial instruments

1) Non-derivative financial instruments:

The Company's non-derivative financial instruments consist of cash and cash equivalents, short-term investments, accounts receivable, and accounts payables and accrued liabilities. The carrying value of these financial instruments approximates their fair values due to their short terms to maturity. NXT is not exposed to significant interest or credit risks arising from these financial instruments. NXT is exposed to foreign exchange risk as a result of periodically holding foreign denominated financial instruments. Any unrealized foreign exchange gains and losses arising on such holdings are reflected in earnings at the end of each period.

2) Derivative financial instruments:

As at June 30, 2016, there were no outstanding financial derivative instruments.

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NXT ENERGY SOLUTIONS INC.

Notes to the Consolidated Financial Statements

As at and for the three and six month periods ended June 30, 2016

(Unaudited - expressed in Canadian dollars unless otherwise stated)

7. Change in non-cash working capital

The changes in non-cash working capital balances are comprised of:

	For the three months		For the six months
	ended June 30		ended June 30
	2016	2015	2016	2015
Accounts receivable	$ 97,308	$ (94,425)	$659,334	$ (118,735)
Work-in-progress	-	(1,770,046)	404,840	(1,770,046)
Prepaid expenses and deposits	(9,905)	(560,951)	(27,404)	(580,474)
Accounts payable and accrued liabilities	(254,094)	680,054	(364,749)	576,905
Income Taxes Payable	(418,918)	-	(888,863)	-
Deferred revenue	-	3,298,663	(706,722)	3,298,663
	(585,609)	1,553,295	(923,564)	1,406,313

Portion attributable to:
Operating activities	(585,609)	1,260,604	(863,377)	1,113,622
Financing activities	-	-	-	-
Investing activities	-	292,691	(60,187)	292,691
	(585,609)	1,553,295	(923,564)	1,406,313

8. Commitments and contingencies

Office premises lease

NXT has an operating lease commitment on its Calgary office space for a 10 year term at an initial estimated minimum monthly lease payment of $44,486 (including operating costs). The estimated future minimum annual commitment is as follows as at June 30, 2016:

Fiscal year ending December 31
2016	$ 266,912
2017	533,826
2018	533,826
2019	533,826
2020	536,792
2,405,182
Thereafter, 2021 through 2025	2,592,018
4,997,200

Deferred charges of $86,297 as at June 30, 2016 relates to the valuation of an initial free-rent period received on this lease in 2015. This balance will be amortized as a reduction of general and administrative expense over the 10 year term of the lease commitment.

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NXT ENERGY SOLUTIONS INC.

Notes to the Consolidated Financial Statements

As at and for the three and six month periods ended June 30, 2016

(Unaudited - expressed in Canadian dollars unless otherwise stated)

9. Geographic information

NXT conducts all of its survey operations from its head office in Canada, and occasionally maintains administrative offices in foreign locations such as Colombia (to mid-2014) and currently Bolivia. NXT has no long term assets outside of Canada.

In May 2015, NXT executed a contract to conduct a US $13.4 million (US $12.9 million net of applicable local sales taxes owing) survey project with a new client in Bolivia. This contract was completed and recognized in revenue in NXT’s Q4-2015 period.

A contract amendment for an additional survey project valued at US $1.0 million (net of taxes) was finalized in October, 2015. The results for this project were delivered to the client in January, 2016, and it is recognized as revenue in NXT’s Q1-2016 period. Accordingly, deferred revenue as at December 31, 2015 included US $0.5 million (net of taxes) which had been invoiced as a progress billing for this project.

Revenues by geographic area were generated solely in Bolivia in 2015 and 2016, and were derived almost entirely from a single client in each of the periods.

Revenues for 2015 were derived solely in Bolivia, from a single customer.

10. Other related party transactions

One of the members of NXT’s Board of Directors is a partner in a law firm which provides legal advice to NXT. Legal fees (including costs related to share issuance) incurred with this firm were as follows:

For the three months		For the six months
ended June 30		ended June 30
2016	2015	2016	2015
$ 40,650	$ 15,395	$ 42,593	$ 37,063

Accounts payable and accrued liabilities includes a total of $19,843 ($62,048 as at December 31, 2015) payable to this law firm.

In addition, accounts payable and accrued liabilities includes $14,620 ($34,881 as at December 31, 2015) related to re-imbursement of expenses owing to persons who are Officers of NXT.